# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 31, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### VIASPACE Green Energy, Inc.

### File No. 333-159717 - CF#24258

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VIASPACE Green Energy, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 3, 2009, as amended.

Based on representations by VIASPACE Green Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7            through November 2, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel